

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2015

Via E-mail
Mr. William H. Dengler, Jr.
Senior Vice President and General Counsel
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, Pennsylvania 19103

> **Re: Hill International, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2015**
> **File No. 001-33961**

Dear Mr. Dengler:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplement your disclosure to note the notice of director nominees and shareholder proposals submitted by Opportunity Partners, L.P., the company's rejection of such notice and the basis for such rejection.

2.   Please supplement your disclosure with a succinct summary of any material communications the company has had with Phillip Goldstein, Andrew Dakos, Bulldog Investors, LLC, Opportunity Partners, L.P., or any affiliates thereof leading up to the current solicitation.

3.   Please supplement your disclosure with a brief summary of the pending litigation regarding the validity of the notice of director nominees and proposals submitted by

Opportunity Partners, L.P. and discuss the potential consequences of the pending litigation, including if Opportunity Partners, L.P. prevails.

4.   Please supplement your disclosure to note how the company intends to treat votes submitted by Bulldog Investors, LLC pursuant to proxy authority granted by shareholders using the green proxy card, which includes the company's proposal for re-approval of the 2010 Senior Executive Bonus Plan.

5.   The proxy card indicates that the proxies may exercise discretionary authority to vote on matters not included in the proxy statement. Please disclose whether you intend to exercise discretionary authority to vote on any of the proposals on the green proxy card and, if so, provide us supplementally with an analysis of the applicability of Rule 14a-4(c).

6.   Please provide all the information required by Item 4(b)(3) and (4) and Item 5(b) of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 or Christina Chalk, Senior Special Counsel, at (202) 551-3263 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Darrick M. Mix
        Duane Morris LLP